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                              November 10, 2020

       Sean F. McClain
       President and Chief Executive Officer
       Montauk Renewables, Inc.
       680 Anderson Drive, 5th Floor
       Pittsburgh, PA 15220

                                                        Re: Montauk Renewables,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
14, 2020
                                                            CIK No. 0001826600

       Dear Mr. McClain:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Market Opportunity
       Availability of Long-Term FeedStock Supply, page 3

   1. We note you disclose that although the EPA estimates that many of the 477 candidate landfills identified
could support economic installation of LFG recovery systems enabling the development of LFG
projects, your view is that these are not economically viable LFG project sites, and that
you have the industry experience and technical knowledge to
                                                        identify the
economically viable sites and projects for acquisition and growth. Please clarify these
statements and also reconcile this disclosure with your assertion on page 105 that you are
well-positioned to take advantage of the 477 landfills identified as candidates
 Sean F. McClain
Montauk Renewables, Inc.
November 10, 2020
Page 2
         for LFG projects by the EPA as 25% of them are located in states in which you currently operate. We also note your related risk factor on page 25.
Our Strengths
Large and Diverse Project Portfolio, page 4

2.       Please expand your disclosure to explain how your "Environmental
Attributes
         monetization strategies can have an effect on the market."
Our Projects, page 8

3. We note you disclose that you typically secure your biogas feedstock through long-term fuel supply agreements and that as of October 2020, approximately 65% of your expected
         2020 RNG projection and 89% of your expected 2020 Renewable
Electricity
         production has been monetized under fuel supply agreements with a term of more than 15 years. We also note you disclose on page 24 that approximately 80.4% and 77.2% of your revenues for the year ended December 31, 2019 and 2018, respectively, were derived from five project sites. Please tell us what consideration you have given to filing your material long-term fuel supply agreements. Refer to Item 601(b)(10) of Regulation S-K.
How We Generate Revenue, page 9

4. We note you disclose that a significant portion of the RNG volume you produce is sold under bundled fixed-price arrangements for the RNG and Environmental Attributes, with a sharing arrangement where you benefit from prices above certain thresholds. Please tell us what consideration you have given to filing your material long-term contracts for RNG and Renewable Electricity, including your RNG off-take agreements and PPAs. In that regard, we note you disclose that your revenues are generated from the sale of RNG and
         Renewable Electricity, under long-term contracts, along with the Environmental Attributes that are derived from these products and that
Royal Dutch Shell
         plc, ACT Fuels, Inc., and the City of Anaheim represented 14% of your operating revenues in 2019. Refer to Item 601(b)(10) of Regulation S-K.
Risk Factors, page 17

5. We note that following the Reorganization Transactions, all of the directors of MNK will serve as your directors. We further note that the Remuneration Committee of the MNK
       Board of Directors determined the compensation of the directors of MNK for 2019 in
       ZAR. Your disclosure appears to indicate that some of your directors are located outside of the United States. Please advise whether your executive officers and directors reside in
FirstName LastNameSean F. McClain
       the United States. If not, please provide a risk factor addressing the risk to U.S.
Comapany    NameMontauk
       stockholders          Renewables,
                      of effecting          Inc.
                                    service of process, enforcing judgments and
bringing original
       actions
November    10, in foreign
                2020  Pagecourts
                            2      to enforce liabilities based on the U.S.
federal securities laws.
FirstName LastName
 Sean F. McClain
FirstName LastNameSean
Montauk Renewables,  Inc. F. McClain
Comapany 10,
November  NameMontauk
              2020        Renewables, Inc.
November
Page 3    10, 2020 Page 3
FirstName LastName
Our Amended and Restated Certificate of Incorporation will provide that, unless we determine otherwise, page 42

6. We note your forum selection provision identifies the Court of Chancery of the State of
         Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any
            derivative action.    Please disclose whether this provision
applies to actions arising under
         the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.

         We also note you state that the U.S. federal district courts will be, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a claim arising under the Securities Act. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules.
Use of Proceeds, page 50

7. Please revise your disclosure to more specifically identify the intended uses and the amounts to be allocated to each of the identified uses if known, including new project development costs, including the identification and due diligence activities to evaluate, select and initiate beneficial greenfield development, acquisition, existing project expansion and existing project conversion opportunities. In that regard we note you disclose on pages 6 and 8 that you are currently evaluating three project expansion opportunities at existing project sites and one new electricity-to-RNG conversion project.
         We also note you disclose on page 25 that you entered into a non-binding letter of intent on September 15, 2020 to acquire two Renewable Electricity digester projects in
         North Carolina and Rhode Island. If you have no specific plan for a significant portion of the proceeds, please state this, and discuss the principal reasons for the offering at this time. Refer to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 70

8. The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. For example, but not limited to your disclosure related to asset impairments, you state that recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to
 Sean F. McClain
FirstName LastNameSean
Montauk Renewables,  Inc. F. McClain
Comapany 10,
November  NameMontauk
              2020        Renewables, Inc.
November
Page 4    10, 2020 Page 4
FirstName LastName
         future undiscounted cash flows expected to be generated by the asset or asset group. Such estimates are based on certain assumptions, which are subject to uncertainty and may materially differ from actual results. Revise to provide additional information describing the methods through which the information underlying these key assumptions is determined. Your expanded disclosure throughout the Critical Accounting Policies and
         Estimates section should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. For additional guidance, refer to Section V of SEC Release No. 33-8350.
Business
Competition, page 108

9. Please tell us the basis for your statement that you are the largest operator of LFG-to-
         RNG projects.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

10. Please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards. Refer to the guidance in paragraph .09 of AS
         3101.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page F-9

11. You have disclosed that emission allowances consist of credits that need to be applied to nitrogen oxide (NOx) emissions from internal combustion engines and are accounted for as indefinite intangible assets. Expand your disclosure and tell us why you believe emission allowances should be accounted for as indefinite intangible assets.
Long Lived Asset Impairment, page F-10

12. You state property, plant and equipment and intangible assets with finite useful lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. However, your disclosures here and elsewhere also state that the Company performed its annual impairment test for the years ended December 31, 2019 and 2018. Revise throughout your filing to clarify whether the evaluation of asset impairments is performed annually.
Renewable Identification Numbers, page F-12

13. We note that you generate, purchase and sell RINs and RECs. Expand your disclosure and tell us how you account for these credits, including timing of recognition and valuation methods. Your revised disclosure should address whether you view the credits
 Sean F. McClain
Montauk Renewables, Inc.
November 10, 2020
Page 5
      as outputs of your renewable operating projects and how this viewpoint supports the underlying accounting. In addition, you state that you had 886 and 1,690 RINs generated and unsold as of December 31, 2019 and 2018, respectively. The statement is inconsistent with the disclosure on page 71. Please revise accordingly.
Note 3. Acquisitions, page F-14

14. Expand your disclosure to provide additional information on the contingent consideration arrangement required by ASC 805-30-50-1(c).
Exhibits

15. Please file a form of the Equity Plan and the First Amendment and Second Amendment to
      your Second Amended and Restated Revolving Credit and Term Loan Agreement as
      exhibits to your registration statement or tell us why you believe such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.
General

16. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff
Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763
or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameSean F. McClain
                                                            Division of
Corporation Finance
Comapany NameMontauk Renewables, Inc.
                                                            Office of Energy &
Transportation
November 10, 2020 Page 5
cc:       Amy Pandit
FirstName LastName